Exhibit (a)(1)

Offer to Purchase for Cash

by

EVERFLOW EASTERN PARTNERS, L.P.

of Up to 461,065 Units of Limited Partnership Interest

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M. EASTERN TIME, ON TUESDAY, JUNE 30, 2026, UNLESS EXTENDED.

Everflow Eastern Partners, L.P., a Delaware limited partnership (the “Company” or “Everflow”), is offering to purchase up to 461,065, or 10%, of our Units of limited partnership interests (the “Units”) at a price of $1.35 per Unit in cash (the “Purchase Price”), upon the terms and subject to the conditions described in this Offer to Purchase and in the related Letter of Transmittal (which together are referred to as the “Offer”). The Purchase Price was determined pursuant to the terms of the Company’s Amended and Restated Agreement of Limited Partnership dated February 10, 2010 (as amended from time to time, the “Partnership Agreement”). The Offer is made based upon a predetermined annual calculation as defined in the Partnership Agreement and described in detail in the Newsletter and Financial Statements provided to each Unitholder. We reserve the right, in our sole discretion, to purchase more than 461,065 Units pursuant to the Offer, but we have no current intention to do so.

Acceptance of the Offer by a Unitholder is subject to certain risks, including:

●

There is no established trading market for the Units. The purchase price of $1.35 per Unit is (a) lower than the book value per Unit of $4.87 as of December 31, 2025, (b) lower than the per Unit prices of $1.50 at which the Units were last traded in August 2025 in private transactions (as reported to the Company by the individual Unitholders who participated in the private transactions), (c) may be less than fair market value since the purchase price of $1.35 per Unit is determined based on 66% of the Adjusted Book Value of the Company, which utilizes the “Standardized Measure of Discounted Future Net Cash Flows” from the Company’s Proved Developed Reserves as evaluated at December 31, 2025 in place of the carrying value of the Company’s crude oil and natural gas properties, and (d) may be less than the value which could be received in a sale or other disposition of the Company’s assets. There were seven trades during 2022, as reported to the Company, all of which were made between independent parties. Two trades occurred in January 2022 in which the parties agreed upon transaction prices of $0.75 per Unit. One trade occurred in August 2022 in which the parties agreed upon a transaction price of $2.00 per Unit. Three trades occurred in September 2022 in which the parties agreed upon transaction prices ranging from $2.00 - $2.51 per Unit. One trade occurred in November 2022 in which the parties agreed upon a transaction price of $2.00 per Unit. In 2022, the Company offered to purchase 533,448 Units at a price of $2.51 per Unit. There were eighteen trades during 2023, as reported to the Company, all of which were made between independent parties. Six, three and two trades occurred in July 2023, August 2023, and September 2023, respectively, in which the parties agreed upon transaction prices of $2.00 per Unit. Three trades occurred in October 2023 in which the parties agreed upon transaction prices ranging from $2.00 - $2.10 per Unit. Four trades occurred in December 2023 in which the parties agreed upon transaction prices ranging from $2.05 - $5.00 per Unit. In 2023, the Company offered to repurchase 524,312 Units at a price of $6.36 per Unit. There were five trades during 2024, as reported to the Company, all of which were made between independent parties. One trade occurred in February 2024 in which the parties agreed upon a transaction price of $2.00 per Unit. One trade occurred in April 2024 in which the parties agreed upon a transaction price of $1.50 per Unit. One trade occurred in June 2024 in which the parties agreed upon a transaction price of $2.10 per Unit. Two trades occurred in September 2024 in which the parties agreed upon transaction prices of $1.80 and $2.10 per Unit. In 2024, the Company offered to purchase 474,669 Units at a price of $1.46 per Unit. There were two trades during 2025, as reported to the Company, both of which were made between independent parties. Both trades occurred in August 2025 in which the parties agreed upon transaction prices of $1.50 per Unit. In 2025, the Company offered to purchase 463,472 Units at a price of $1.32 per Unit.

●

Acceptance of the Offer is a taxable event to a Unitholder. A portion or all of the taxable gain on the sale of Units is subject to recapture for amounts representing intangible drilling and development costs and certain depletion deductions, which would be treated as ordinary income for federal income tax purposes.

●	Management will not tender Units, and its percentage ownership of the Company will therefore likely increase as a result of the Offer.

●

Certain members of management may be granted options to repurchase Units acquired by the Company as a result of the Offer. Any options exercised would increase management’s percentage ownership of the Company.

●	The Company may be forced to reduce any discretionary cash distributions to Unitholders resulting from a decrease in cash and equivalents to fund the Offer.

●	The Company has not obtained or performed any valuation in calculating the purchase price, other than the reserve report.

You should review “RISK FACTORS” in the Introduction to the Offer to Purchase for a more complete explanation of these risks.

THE OFFER IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF UNITS BEING TENDERED. THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THE ABSENCE OF CERTAIN ADVERSE CONDITIONS DESCRIBED IN SECTION 6 - “CERTAIN CONDITIONS OF THE OFFER.”

IMPORTANT

Any Unitholder wishing to tender all or any portion of his, her or its Units should complete and sign the enclosed Letter of Transmittal or an email copy thereof in accordance with the instructions in the Letter of Transmittal and deliver it and any other required documents to the Company along with certificates, if any, for such Units. A Unitholder having Units registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact that broker, dealer, commercial bank, trust company or other nominee if there is a desire to tender such Units.

Questions and requests for assistance or for additional copies of this Offer may be directed to Michael W. Rathburn, Vice President, Secretary-Treasurer and Principal Financial and Accounting Officer, at (330) 533-2692.

The date of this Offer to Purchase is April 30, 2026

NEITHER THE COMPANY, ITS GENERAL PARTNER, OR THE GENERAL PARTNER’S MANAGING MEMBER MAKES ANY RECOMMENDATION TO ANY UNITHOLDER AS TO WHETHER THE OFFER IS FAIR OR WHETHER TO TENDER OR REFRAIN FROM TENDERING ANY OR ALL UNITS HELD. EACH UNITHOLDER MUST MAKE ITS OWN DECISION WHETHER TO TENDER UNITS AND, IF SO, WHAT AMOUNT OF UNITS TO TENDER. EACH UNITHOLDER SHOULD CONSIDER THE APPLICABLE TAX CONSEQUENCES BEFORE TENDERING UNITS. SEE SECTION 11, “MATERIAL FEDERAL INCOME TAX CONSEQUENCES,” FOR FURTHER DETAILS.

THIS OFFER IS NOT CONDITIONED UPON ANY MINIMUM AMOUNT OF UNITS BEING TENDERED.

NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION ON BEHALF OF THE COMPANY AS TO WHETHER UNITHOLDERS SHOULD TENDER OR REFRAIN FROM TENDERING UNITS PURSUANT TO THE OFFER. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL. IF GIVEN OR MADE, SUCH RECOMMENDATION AND SUCH INFORMATION AND REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ITS GENERAL PARTNER, OR THE GENERAL PARTNER’S MANAGING MEMBER.

Everflow Eastern Partners, L.P.

Summary Term Sheet for Offer to Purchase

The following summary term sheet contains a list of questions that you may have about Everflow’s Offer, and Everflow’s answers to those questions. For more information about the Offer, see the Offer to Purchase.

1.	What are the classes and amounts of securities sought in the Offer, and who is offering to buy my Units?

Everflow Eastern Partners, L.P. is offering to purchase up to 461,065, or 10%, of its Units of limited partnership interest outstanding as of April 30, 2026.

2.	How much is Everflow offering to pay for my Units, and what is the form of payment?

Everflow is offering to pay $1.35 per Unit in cash.

3.	Are there any special tax considerations?

The sale proceeds from Units tendered is a taxable event. A significant portion of the taxable gain on the sale of Units may be subject to recapture and treated as ordinary income for federal income tax purposes.

4.	Does Everflow have the financial resources to make payment?

Everflow intends to have the cash necessary to purchase Units tendered in the Offer from existing cash and equivalents.

5.	How long do I have to decide whether to tender in the Offer?

You have until 11:59 p.m. Eastern Time on Tuesday, June 30, 2026 to tender your Units in this Offer.

6.	Can the Offer be extended, and under what circumstances, and how will I be notified of an extension?

Everflow can extend the Offer at any time, but has no present intention to do so. If the Offer is extended, Everflow will give written notice to Unitholders.

7.	What are the most significant conditions to the Offer?

Everflow is not required to purchase any Units in the Offer if there is a reasonable likelihood that the consummation of the Offer would result in the termination of Everflow (as a partnership), or if a governmental proceeding challenges the making of the Offer or Everflow’s purchase of Units. Further, if any change occurs in Everflow’s business, condition, income, operations, Unit ownership or prospects of the Company and its subsidiaries, taken as a whole, which, as reasonably determined by the Company, would have a material adverse effect on the Company, then Everflow is not required to purchase any Units in the Offer.

8.	How do I tender my Units?

To tender your Units in this Offer, you should complete the attached Letter of Transmittal and send it to Everflow at the mailing or electronic mail address listed in the Letter of Transmittal. The Letter of Transmittal must be received by the Company no later than 11:59 p.m. Eastern Time on Tuesday, June 30, 2026.

9.	Until what time can I withdraw previously tendered Units?

Pursuant to Rule 13e-4(f)(2), tendered Units may be withdrawn by the tendering Unitholder at any time prior to 11:59 p.m. Eastern Time on Tuesday, June 30, 2026 and, thereafter, until such Units have been accepted for payment.

10.	Is this the first step in a going-private transaction?

The Offer is made on an annual basis or otherwise as required by Everflow’s Partnership Agreement. The Offer is not intended to be a going-private transaction, nor is it the first step in a going-private transaction.

11.	If I decide not to tender, how will the Offer affect my Units?

The Offer is made on an annual basis or otherwise as required by Everflow’s Partnership Agreement. Your Units will not be affected if you decide not to tender in this Offer.

12.	What is the market value or the net asset or liquidation value of my Units as of a recent date?

The book value of a Unit as of December 31, 2025 was $4.87. Units, as reported to the Company by individual Unitholders participating in private transactions in August 2025, traded at $1.50 per Unit. There have been no other trades reported to the Company during the period May 2025 through April 2026.

13.	Who can I talk to if I have questions about the tender Offer?

If you have any questions about the Offer, you can contact Mr. Michael W. Rathburn, Vice President, Secretary-Treasurer and Principal Financial and Accounting Officer, at 585 West Main Street, P.O. Box 629, Canfield, Ohio 44406. Everflow’s telephone number is (330) 533-2692.

CONTENTS

To Holders of Units of Limited Partnership Interest of

EVERFLOW EASTERN PARTNERS, L.P.

INTRODUCTION

In accordance with the requirements set forth in Article XI of its Partnership Agreement, Everflow Eastern Partners, L.P., a Delaware limited partnership (the "Company"), hereby offers to purchase up to 461,065, or 10%, of its units of limited partnership interest (the "Units"), at a price of $1.35 per Unit (the "Purchase Price") to the seller in cash upon the terms and subject to the conditions set forth herein and in the related Letter of Transmittal (which together constitute the "Offer"). The Company reserves the right at its sole discretion to purchase more than 461,065 Units pursuant to the Offer but has no current intention to do so. The Company confirms that if it increases the amount of Units sought by more than 2%, the Company will keep the Offer open for at least ten (10) business days after notice of the increase is first published, sent or given to Unitholders.

The Purchase Price calculation is included in the 2025 Annual Report Newsletter to Unitholders which was included with this Offer to Purchase. The price per Unit offered by the Company has been determined based on 66% of the Adjusted Book Value of the Company to the Limited Partners as of December 31, 2025, divided by 4,610,646, the total number of Units then outstanding, as provided for in the Company's Partnership Agreement. The Adjusted Book Value of the Company was determined based upon the Company's audited financial statements as of December 31, 2025. A copy of such statements is included with this Offer. In calculating the Adjusted Book Value, the Company determined the Partners’ total equity from the Company's audited financial statements as of December 31, 2025, added the "Standardized Measure of Discounted Future Net Cash Flows" for the Company's Proved Developed Reserves as presented in the footnotes to such financial statements and as adjusted without giving effect to any taxes, and deducted the carrying value of the Company's oil and gas properties (cost less accumulated depreciation, depletion and amortization) evaluated at December 31, 2025. For purposes of the calculation of the Adjusted Book Value of the Company, the “Standardized Measure of Discounted Future Net Cash Flows” reported later in this Introduction of this Offer to Purchase was determined based upon a review and analysis of the Company’s Proved Developed Reserves as of December 31, 2025. The information about such reserves was presented in the reserve report prepared by Wright & Company, Inc., independent petroleum consultants. In accordance with generally accepted accounting principles and the Partnership Agreement, the future net cash flows of the Company’s Proved Developed Reserves were discounted at an annual rate of 10%. As discussed in the introduction to the reserve report, Wright & Company, Inc. did not adjust the discounted future net cash flows for federal income taxes and excluded consideration of encumbrances against the Company’s properties. Following receipt of the reserve report, the Company made the necessary adjustments to the future net cash flows to reflect future income taxes, development costs, asset retirement obligations and salvage costs as required by generally accepted accounting principles. This “Standardized Measure of Discounted Future Net Cash Flows” of the Company’s Proved Developed Reserves at December 31, 2025 was utilized to calculate the Company’s Adjusted Book Value. The methodology and assumptions used in calculating the Standardized Measure of Discounted Future Net Cash Flows are those required by generally accepted accounting principles and are consistent with the footnote disclosure regarding supplemental unaudited oil and gas information in the Company’s audited financial statements as of December 31, 2025. The Standardized Measure of Discounted Future Net Cash Flows is not intended to be representative of the fair market value of the Company's proved reserves. The valuation of revenues and costs does not necessarily reflect the amounts to be received or expended by the Company. No reserve value was attributed to any of the Company's proved and other undeveloped properties, including its deep property interests. Other than the report prepared by Wright & Company, Inc., the Company has not obtained any independent valuations in calculating the Purchase Price. Management of the Company believes that the Purchase Price may be less than the value which could be realized by the Unitholders in the event of a liquidation or sale of the Company. Management has, from time to time, explored the possible sale of the Company. Management has not discussed the potential sale of the Company with any potential buyer in the past year. Although management may continue to engage in discussions concerning a potential sale, management does not intend to actively pursue a sale of the Company at the present time. Management will continue to evaluate other alternatives to maximize Unitholder value.

The Company will purchase up to 461,065 Units. If more than 461,065 Units are tendered during the Offer, the Units to be purchased will be determined on a pro rata basis with the amount of Units purchased from a Unitholder equal to a fraction of the Units tendered, the numerator of which will be 461,065 and the denominator of which will be the total number of Units properly tendered. The fraction so calculated will be applied to the Units tendered by any individual Unitholder to determine the number of Units, rounded down to the nearest whole number, which will be purchased by the Company from such Unitholder. Fractions of Units will not be purchased. Notice will be given to the Unitholder for those Units not purchased. If a Unitholder delivers any certificates representing Units to the Company, a new certificate for the Units not purchased by the Company will be sent to the Unitholder. Should such Unitholder present the non-purchased Units for purchase in any subsequent year, no preferential rights will attach as a result of any prior presentment of Units pursuant to a previous Offer. Units purchased by the Company pursuant to this Offer will be retired except for those Units issued through the exercise of options pursuant to the Company’s Option Repurchase Plan. Reference Section 12, “Transactions and Arrangements Concerning Units,” incorporated herein, for further information regarding the Company’s Option Repurchase Plan.

The Company will continue to make annual tender offers for Units pursuant to the terms of the Partnership Agreement. The Company’s intention is not to acquire Units over time at minimum prices, but rather to fulfill its obligations under the Partnership Agreement.

The Offer is not conditioned upon any minimum amount of Units being tendered. The Offer is conditioned upon, among other things, the absence of certain adverse conditions described in Section 6 herein. The Offer will not be consummated if, in the opinion of the Board of Directors of the Managing Member of the General Partner of the Company, there is a reasonable likelihood that such a purchase would result in the termination of the Company (as a partnership) under Section 708 of the Internal Revenue Code of 1986, as amended (the "Code"), or termination of the Company's status as a partnership for federal income tax purposes under Section 7704 of the Code. Reference Section 6, “Certain Conditions of the Offer,” incorporated herein.

As of April 30, 2026, there are 1,051 Unitholders of record. In 2025, prior to a similar offer, there were 1,085 Unitholders of record, and 40 of those Unitholders tendered Units in that offer. In 2024, prior to a similar offer, there were 1,158 Unitholders of record, and 74 of those Unitholders tendered Units in that offer. In 2023, prior to a similar offer, there were 1,179 Unitholders of record, and 121 of those Unitholders partially tendered Units in that offer. In 2022, prior to a similar offer, there were 1,234 Unitholders of record, and 54 of those Unitholders tendered Units in that offer. Other factors that affect the number of Unitholders of record include private sales and transfers of Units.

Based upon the Company’s estimate and supported by the Company’s experience with past tender offers, the Company does not anticipate that the number of Unitholders of record will decrease to less than 300. Therefore, the tender offer should not be considered a “Rule 13e-3 transaction” as that term is defined under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

All purchases of Units pursuant to the Offer will be effective as of Tuesday, June 30, 2026. Units purchased by the Company pursuant to the Offer will receive the Purchase Price. Units not purchased by the Company pursuant to this Offer will be eligible to receive discretionary cash distributions declared by the Company after Tuesday, June 30, 2026.

The price at which Units may be repurchased by the Company pursuant to the Offer should not necessarily be viewed as the fair market value of a Unit. The sale of a Unit will be a taxable event, and gain (including recapture of intangible drilling costs and depreciation expense) or loss will be recognized by a Unitholder for federal income tax purposes. Unitholders are urged to carefully review all of the information contained or referred to in this Offer to Purchase and the Letter of Transmittal including, without limitation, the information presented in Section 11, “Material Federal Income Tax Consequences,” incorporated herein.

As of April 30, 2026, Everflow Management Limited, LLC (the “General Partner”, or “EML”), the General Partner of the Company, owned 1.43% of the Company and all directors and executive officers of Everflow Management Corporation ("EMC"), the managing member of the General Partner of the Company, beneficially owned an aggregate of 354,645 Units, in addition to their beneficial ownership of EML’s interest, collectively representing approximately 9.0% of the outstanding interests. The Company has been advised that no executive officers or directors of EMC or affiliates of the Company intend to tender Units pursuant to the Offer. Assuming the Offer is fully subscribed, all directors and executive officers of EMC will own, after the Offer, approximately 10.0% of the outstanding interests.

RISK FACTORS

The tender of Units to the Company involves a number of significant risks.

Purchase Price May Be Less Than Fair Market Value of Assets. The fair market value of the Company’s assets may be greater than the aggregate Purchase Price per Unit. Because the Purchase Price per Unit was calculated to equal 66% of the Adjusted Book Value of the Partnership, the Company believes the fair market value of the Company’s assets may be greater than the aggregate Purchase Price per Unit. The Adjusted Book Value was calculated to equal $13,078,000, or $2.80 per Unit, while 66% of the Adjusted Book Value was calculated to equal $8,631,000, or $1.85 per Unit, as of December 31, 2025. The Purchase Price of $1.35 per Unit was adjusted for a cash distribution of $0.50 per Unit made in April 2026.

There is currently no established trading market for the Units. No trades have been reported to the Company in 2026. As reported to the Company, there were two trades in 2025 in which the independent parties agreed upon sales prices of $1.50 per Unit. As reported to the Company, there were five trades made in 2024 in which the independent parties agreed upon sales prices ranging from $1.50 per Unit to $2.10 per Unit. As reported to the Company, there were eighteen trades made in 2023 in which the independent parties agreed upon sales prices ranging from $2.00 per Unit to $5.00 per Unit. Also, as reported to the Company, there were seven trades made in 2022 in which the independent parties agreed upon sales prices ranging from $0.75 per Unit to $2.51 per Unit. The Company is not always aware of all the prices at which Units have traded. The Company is not aware of any person or persons who would be interested in purchasing up to 461,065 Units. The Company, pursuant to the terms of the Partnership Agreement, began offering to repurchase Units in April 1992, and had made an offer each year from 1992 to 2015. The Company did not offer to repurchase Units during 2016 or 2017 because the associated purchase price for both years was calculated as negative. The Company has made an offer each year since 2018. It is the Company’s belief that the Purchase Price relating to the offer for each applicable year was below the fair market value of the Company’s assets. Management believes that this is a function of the calculation of the Purchase Price, which is, by definition, a percentage of the Adjusted Book Value per Unit. Therefore, the fair market value of the Company’s assets could be greater than the aggregate Purchase Price per Unit.

The legal termination date of the Partnership as set forth in the Partnership Agreement is December 31, 2035.

Repurchase Right is a Taxable Event. The acceptance of this Offer and subsequent sale of Units to the Company generally will be a taxable event for federal and most state tax purposes. The amount of gain realized on the sale of a Unit will be, in general, the excess of $1.35, plus the Unitholder’s allocable share of liabilities of the Company which have resulted in a basis increase, over the Unitholder’s adjusted tax basis of the Units which are sold to the Company. The sale of Units held by a Unitholder for more than one year would result in long-term capital gain or loss, except to the extent of unrealized receivables (including deductions for intangible drilling and development costs, cost recovery deductions and to any depletion deductions which are subject to recapture) and substantially appreciated inventory, which could be treated as ordinary income. The deduction of net capital losses for 2025 was limited to $3,000 per year. Unitholders should consult their own tax advisor to assess the tax consequences of the sale of Units to the Company.

Deductions for intangible drilling and development costs, cost recovery deductions and all depletion deductions (except for percentage depletion deductions in excess of the basis of a property) will be subject to recapture on the disposition of a Unit. Any such recaptured deductions will be treated as ordinary income, with the amount recaptured limited to the amount of taxable gain on the sale of the Unit.

Increased Voting Control by Management. If the Offer is fully subscribed and the Company accepts such tendered Units for payment, the percentage of outstanding interests held by all directors and executive officers of the Company will increase. As of April 30, 2026, all directors and executive officers of the managing general partner of the Company beneficially own an aggregate of 354,645 Units which, when combined with their beneficial ownership of EML’s interest, represents approximately 9.0% of the outstanding interests of the Company. Assuming the Offer is fully subscribed, all Directors and executive officers will, after the Offer, own approximately 10.0% of the outstanding interests of the Company. Limited Partners are entitled to vote on only certain matters relating to the Partnership, including removing the General Partner and terminating the Partnership. Any such vote must be approved by a majority of the Limited Partners.

The Company makes annual tender offers for Units pursuant to the terms of the Partnership Agreement. The Purchase Price for the Offer was determined, as it has been determined for each annual tender offer, in accordance with a specific formula set forth in the Partnership Agreement and discussed elsewhere in this Offer. In the process of initiating the Offer, neither the Company, EML, nor EMC considered the benefits of conducting the Offer compared to the potential benefits of liquidating the Company, and neither the Company, EML, nor EMC was influenced by any other factors in conducting the Offer. EMC does not receive any management fees as managing member of the General Partner of the Company.

Decrease in Cash and Equivalents to Fund the Offer. The total amount of funds required by the Company to consummate the transaction and pay related fees and expenses, if fully subscribed, is estimated to be approximately $623,000. The Company intends to pay these funds, if necessary, from existing cash and equivalents. The Company currently has adequate cash and equivalents as of April 30, 2026.

No Fairness Opinion. The Company has not obtained a fairness opinion from an investment banking firm or performed any valuations in calculating the Purchase Price, other than the reserve report. The Company engaged Wright & Company, Inc., independent petroleum consultants, to prepare a reserve report as of December 31, 2025 and such report included information regarding the Company’s Proved Developed Reserves and future net cash flows for all properties in which the Company owns an interest. As discussed herein, the reserve report’s conclusions about the future net cash flows of the Company’s Proved Developed Reserves at December 31, 2025 were used in determining the Adjusted Book Value of $13,078,000 and ultimately the Purchase Price of $1.35 per Unit. As required by the Partnership Agreement, the Purchase Price is determined based on 66% of the Adjusted Book Value as of December 31, 2025 divided by the total number of Units then outstanding. In calculating the Adjusted Book Value, the Company added the total partners’ equity as of December 31, 2025 ($22,763,000) to the Standardized Measure of Discounted Future Net Cash Flows for the Company’s proved developed reserves adjusted for income taxes (-$4,500,000) and deducted the carrying value of the Company’s oil and gas properties (less accumulated depreciation, depletion and amortization) ($5,185,000). The Standardized Measure of Discounted Future Net Cash Flows for the Company’s proved developed reserves is determined based upon a review and analysis of the reserve report prepared by Wright & Company, Inc. As discussed in the Introduction of this Offer to Purchase, in determining the Standardized Measure of Discounted Future Net Cash Flows, the future net cash flows of the Company’s Proved Developed Reserves were discounted at a rate of 10% after adjusting for estimated future income taxes, development costs, asset retirement obligations and salvage costs in accordance with generally accepted accounting principles. The Standardized Measure of Discounted Future Net Cash Flows of ($4,642,000) is $9,827,000 lower than the carrying value of the oil and gas properties on the Company’s books of $5,185,000 as of December 31, 2025. The Company has not performed any other valuations in calculating the Purchase Price. Please refer to the table below for further explanation as to the calculation of the Purchase Price:

Total partners' equity at December 31, 2025	$22,763,000

Add:
Standardized Measure of Discounted
Future Net Cash Flows	(4,642,000)
Tax adjustment	142,000
(4,500,000)

Deduct:
Carrying value of oil and gas properties
Historical cost	133,788,000
Less Depletion and Amortization	(128,603,000)
5,185,000

Adjusted Book Value	13,078,000
66% of Adjusted Book Value	8,631,000
98.57% Limited Partners' share	8,507,000
Unit price based on 4,610,646 Units	1.85
Less Interim Distributions	(0.50)
Calculated Purchase Price	$1.35

No Depositary. As in the past, the Company has not engaged a depositary in connection with the Offer. Accordingly, the Company will hold all Units tendered and not withdrawn by tendering Unitholders and funds for paying the purchase price will not be deposited with a third party for the benefit of tendering Unitholders. Because the Company will continue to hold such funds until payment, tendering Unitholders will be subject to the risk that events which adversely affect the Company’s financial viability, such as an event of bankruptcy, could result in tendering Unitholders not receiving payment for the Units tendered pursuant to the Offer.

Section 1.  Background and Purposes of the Offer. The Company is making the Offer in accordance with the requirements of Article XI of the Partnership Agreement. The Company believes the Offer also provides Unitholders with the opportunity to sell their illiquid Units, for which no established trading market exists as of April 30, 2026.

Units purchased by the Company pursuant to this Offer will be retired except for those Units issued through the exercise of options pursuant to the Company’s Option Repurchase Plan. Reference Section 12, “Transactions and Arrangements Concerning Units,” incorporated herein, for further information regarding the Company’s Option Repurchase Plan.

Section 2.  Number of Units; Extension of the Offer; Proration. The Company will, upon the terms and subject to the conditions of the Offer, purchase up to 461,065 Units at a price of $1.35 per Unit that are properly tendered and not withdrawn prior to the Expiration Date. The Company reserves the right in its sole discretion to purchase more than 461,065 Units, but has no current intention to do so. The term "Expiration Date" shall mean 11:59 p.m. Eastern Time, on Tuesday, June 30, 2026, unless and until the Company extends the period of time for which the Offer is open, in which event "Expiration Date" shall mean the latest time and date at which the Offer, as extended by the Company, shall expire. Although the Company has reserved the right to extend the Offer, it has no current intention to do so. For a description of the Company's right to extend the period of time during which the Offer is open and to terminate or amend this Offer, see Section 13, “Extensions of Tender Period; Terminations; Amendments,” incorporated herein.

THIS OFFER IS NOT CONDITIONED UPON ANY MINIMUM AMOUNT OF UNITS BEING TENDERED.

Subject to the terms and conditions of the Offer and the Partnership Agreement, the Company will purchase up to 461,065 Units. If more than 461,065 Units are tendered during the Offer, the Units to be purchased will be determined on a pro rata basis with the amount of Units purchased from a Unitholder equal to a fraction, the numerator of which will be 461,065 and the denominator of which will be the total number of Units properly tendered. In the event more than 461,065 Units are tendered during the Offer, this fraction will be applied to the Units tendered by any individual Unitholder to determine the number of Units, rounded down to the nearest whole number, which will be purchased by the Company from such Unitholder. Fractions of Units will not be purchased. Notice will be given to a Unitholder whose Units are not purchased. If a Unitholder delivers any certificates representing Units to the Company, a new certificate for the Units not purchased by the Company will be sent to the Unitholder. Should such Unitholder present the non-purchased Units for purchase in any subsequent year, no preferential rights will attach as a result of any prior presentment of Units pursuant to a previous Offer to Purchase. Units purchased by the Company pursuant to this Offer will be retired except for those Units issued through the exercise of options pursuant to the Company’s Option Repurchase Plan. Reference Section 12, “Transactions and Arrangements Concerning Units,” incorporated herein, for further information regarding the Company’s Option Repurchase Plan.

Section 3.  Procedure for Tendering Units. Pursuant to the Partnership Agreement, certificates or other instruments representing Units are not generally issued to Limited Partners of the Company. All Units are listed in the names of the Unitholders on the record books of the Company. To tender Units pursuant to this Offer, a properly completed and duly executed Letter of Transmittal (or manually signed copy thereof), with any other required documents, must be transmitted to and received by the Company at its address listed on the Letter of Transmittal on or prior to the Expiration Date.

In certain unique circumstances, such as Individual Retirement Accounts and brokerage accounts, certificates representing Units have been issued to Unitholders. In order to tender Units represented by such certificates, a properly completed and duly executed Letter of Transmittal (or manually signed copy thereof), and the certificates for the Units being tendered, with any other required documents, must be transmitted to and received by the Company at its address listed in the Letter of Transmittal on or prior to the Expiration Date.

Method of Delivery.  THE METHOD OF DELIVERY OF THE LETTER OF TRANSMITTAL AND CERTIFICATES FOR UNITS, IF ANY, IS AT THE OPTION AND RISK OF THE TENDERING UNITHOLDER. IF SUCH DOCUMENTS ARE SENT BY U.S. MAIL, IT IS RECOMMENDED THAT REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, BE USED. LETTERS OF TRANSMITTAL THAT ARE EMAILED MUST BE FROM A VALID EMAIL ADDRESS.

Determination of Validity.  All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Units will be determined by the Company, EMC, or the officers of EMC, and any such determination shall be final and binding. The Company reserves the absolute right to reject any or all tenders of any Units determined by it, in its sole discretion, not to be in proper form, or the acceptance for payment of or payment for which may be unlawful. The Company also reserves the absolute right to waive any of the conditions of the Offer or any defect or irregularity in any tender of Units, or in the related transmittal documents. If the Company waives any conditions of the Offer or irregularities in tenders of Units, such waiver does not preclude the Company from using them in subsequent years. None of the Company, EMC, any officer of EMC, or any other person will be required to give notification of any defects, irregularities or rejections in tenders or incur any liability for failure to give any such notification.

It is a violation of Section 10(b) of the Exchange Act and Rule 14e-4 promulgated thereunder for a person to tender Units for his or her own account unless the person so tendering owns such Units. Section 10(b) and Rule 14e-4 provide a similar restriction applicable to the tender or guarantee of a tender on behalf of another person.

The tender of Units to the Company pursuant to any of the procedures described herein will constitute an agreement between the tendering Unitholder and the Company upon the terms and subject to the conditions of the Offer, including the tendering Unitholder's representation that (i) such Unitholder owns the Units being tendered within the meaning of Rule 14e-4 under the Exchange Act and (ii) the tender of such Units complies with Rule 14e-4.

Section 4.  Withdrawal Rights. Pursuant to Rule 13e-4(f)(2), tendered Units may be withdrawn by the tendering Unitholder at any time prior to 11:59 p.m. Eastern Time on Tuesday, June 30, 2026 and, thereafter, until such Units have been accepted for payment. The Purchase Price will be paid in cash to each Unitholder whose Units are accepted pursuant to the Offer within three (3) business days after Tuesday, June 30, 2026. No tendering Unitholder will be entitled to interest on such funds. See Section 5, “Purchase of Units; Payment of Purchase Price,” incorporated herein. Tenders made pursuant to the Offer will otherwise be irrevocable.

For a withdrawal to be effective, a written, telegraphic, or email transmission of a notice of withdrawal must be received prior to the Expiration Date by the Company. Any notice of withdrawal must specify the name of the tendering Unitholder, the number of Units tendered and the number of Units to be withdrawn. Withdrawals may not be rescinded, and any Units withdrawn thereafter will not be deemed to be properly tendered for purposes of the Offer. However, properly withdrawn Units may be re-tendered in any subsequent year. A tender which is withdrawn may be re-submitted if it is received by the Company on or prior to the Expiration Date. The Company will not refuse any tenders received prior to 11:59 p.m. Eastern Time on the Expiration Date, which is currently scheduled to be Tuesday, June 30, 2026. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Company, EMC, or the officers of EMC in their sole discretion, which determination shall be final and binding. None of the Company, EMC, any officer of EMC, or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification.

Section 5.  Purchase of Units; Payment of Purchase Price. Upon the terms and subject to the conditions of the Offer, the Company will remit $1.35 per Unit for properly tendered Units within three (3) business days after the Expiration Date. No tendering Unitholder will be entitled to interest on the Purchase Price. In the event of a proration, the Company may not be able to determine the proration factor and pay for those Units which it has accepted for payment, and for which payment is otherwise due, until approximately three (3) business days after the Expiration Date.

At the time that the Company accepts the Units for payment, the Units will be deemed purchased by the Company and will be retired except for those Units issued through the exercise of options pursuant to the Company’s Option Repurchase Plan. Reference Section 12, “Transactions and Arrangements Concerning Units,” incorporated herein, for further information regarding the Company’s Option Repurchase Plan. The acceptance of Units for payment is intended to occur within three (3) business days after the Expiration Date.

Section 6.  Certain Conditions of the Offer. Notwithstanding any other provision of the Offer, the Company will not be required to purchase or pay for any Units tendered and may terminate the Offer as provided in Section 13, “Extensions of Tender Period; Terminations; Amendments,” incorporated herein, or may, if the Company extends the Offer, postpone the purchase of, or payment for, Units tendered if, on or before the Expiration Date, any of the following events should occur (or as reasonably determined by the Company to have occurred, which determination shall be made prior to the Expiration Date) that have not been triggered by the action or inaction of the Company or any of its affiliates:

(a)  there is a reasonable likelihood that consummation of the Offer would result in termination of the Company's status as a partnership(1) for federal income tax purposes under Section 7704 of the Code; or

(1)

The Company is currently treated as a partnership for U.S. federal income tax purposes. If the Company were deemed to be a “publicly traded partnership” it might cease to be eligible for such partnership status and instead become taxable as though it were a corporation. Under Section 7704 of the Code, a “publicly traded partnership” is any partnership with interests that are traded on an established securities market or are readily tradable on a secondary market or its substantial equivalent.

(b)  there shall have been instituted or shall be pending any action or proceeding before or by any court or governmental, regulatory or administrative agency or instrumentality, or by any other person, which (i) challenges the making of the Offer or the acquisition by the Company of Units pursuant to the Offer or otherwise relates to the Offer or (ii) as reasonably determined by the Company (within five (5) business days prior to the Expiration Date), would have a material adverse effect on the business, condition (financial or other), income, operations or prospects of the Company and its subsidiaries, taken as a whole, or otherwise have a material adverse effect on the future conduct of the business of the Company or any of its subsidiaries (as contemplated by the Company’s current business plan as discussed in Section 10, “Certain Information About the Company; Historical and Pro Forma Financial Information-Certain Information About the Company-Description of the Business-Business Plan,” incorporated herein) or have a material adverse effect on the Company’s ability to purchase up to 461,065 Units in the Offer; or

(c)  there shall have been any action taken, or approval withheld, or any statute, rule or regulation proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer or the Company or any of its subsidiaries, by any government or governmental, regulatory or administrative authority or agency or tribunal, domestic or foreign, which, as reasonably determined by the Company, would:

(i)         make the acceptance for payment of, or payment for, some or all of the Units illegal or otherwise restrict or prohibit consummation of the Offer;

(ii)         delay or restrict the ability of the Company, or render the Company unable, to accept for payment or pay for some or all of the Units;

(iii)         materially impair the Company’s ability to purchase up to 461,065 Units in the Offer; or

(iv)         have a material adverse effect on the business, condition (financial or other), income, operations, or prospects of the Company and its subsidiaries, taken as a whole, or otherwise have a material adverse effect on the future conduct of the business of the Company or any of its subsidiaries (as contemplated by the Company’s current business plan as discussed in Section 10, “Certain Information About the Company; Historical and Pro Forma Financial Information-Certain Information About the Company-Description of the Business-Business Plan,” incorporated herein); or

(d)  there shall have occurred:

(i)          the declaration of any banking moratorium or suspension of payment in respect of banks in the United States;

(ii)         any general suspension of trading in securities on any United States national securities exchange or in the over-the-counter market;

(iii)         the commencement of war, armed hostilities or any other national or international crisis directly or indirectly involving the United States;

(iv)         any limitation (whether or not mandatory) by any governmental, regulatory or administrative agency or authority on, or any event which, as reasonably determined by the Company, would adversely affect, the extension of credit by banks or other lending institutions in the United States;

(v)         (A) a 10% or greater decrease in the New York Stock Exchange Index, the Nasdaq Composite Index, the Dow Jones Industrial Average, the S&P 500 Composite Index or the market prices of equity securities or securities convertible into or exchangeable for equity securities generally in the United States, as measured from the close of business on Thursday, April 30, 2026, the last trading day prior to the commencement of the Offer, and the close of business on the last trading day prior to the expiration of the Offer; or (B) any change in the general political, market, economic or financial conditions in the United States or abroad that (1) would have a material adverse effect on the business, condition (financial or other), income, operations or prospects of the Company, or (2) as reasonably determined by the Company, prohibit the Company from proceeding with the Offer; or

(vi)         in the case of the foregoing existing at the time of the commencement of the Offer, as reasonably determined by the Company, a material acceleration or worsening thereof; or

(e)  any change shall occur in the business, condition (financial or other), income, operations, Unit ownership or prospects of the Company and its subsidiaries, taken as a whole, which, as reasonably determined by the Company, would have a material adverse effect on the Company; or

(f)  a tender or exchange offer for any or all of the Units of the Company, or any merger, business combination or other similar transaction with or involving the Company or any subsidiary, shall have been proposed, announced or made by any person; or

(g)  (i) any entity, "group" (as that term is used in Section 13(d)(3) of the Exchange Act) or person (other than entities, groups or persons, if any, who have filed with the Commission on or before April 30, 2026 a Schedule 13G or a Schedule 13D with respect to any of the Units) shall have acquired or proposed to acquire beneficial ownership of more than 5% of the outstanding Units, or (ii) such entity, group, or person that has publicly disclosed any such beneficial ownership of more than 5% of the Units prior to such date shall have acquired, or proposed to acquire, beneficial ownership of additional Units constituting more than 2% of the outstanding Units or shall have been granted any option or right to acquire beneficial ownership of more than 2% of the outstanding Units or (iii) any person or group shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 or made a public announcement reflecting an intent to acquire the Company or any of its subsidiaries or any of their respective assets or securities; which, as reasonably determined by the Company, prohibits the Company from proceeding with the Offer or with such purchase or payment. The foregoing conditions are for the Company's benefit and may be asserted by the Company, on or before the Expiration Date (other than those subject to applicable law), as long as they have not been triggered by the action or inaction of the Company or any of its affiliates, or may be waived by the Company in whole or in part on or before the Expiration Date (other than those subject to applicable law). The Company's failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time on or before the Expiration Date. Any determination by the Company concerning the events described in this Section 6, “Certain Conditions of the Offer,” incorporated herein, shall be final and shall be binding on all parties, subject to the tendering Unitholders’ right to bring any dispute with respect thereto before a court of competent jurisdiction. As of the date hereof, the Company believes that neither paragraph (a) nor paragraph (b) of this Section will prohibit the consummation of the Offer.

Section 7.  Price Range of Units; Cash Distribution Policy. As of April 30, 2026, there is no established trading market for the Units. The Company is not aware of all of the prices at which Units have traded since February 15, 1991, when they were issued. However, the Company is aware that certain officers of EMC, and their affiliates, have purchased Units at prices ranging from $0.36 to $10.07 during the period from February 15, 1991 to August 31, 2025. The last trade date involving officers of EMC, or their affiliates was in August 2025 when an entity owned by certain of the officers and directors of EMC purchased Units from an independent third party for $1.50 per Unit. See Section 12, “Transactions and Arrangements Concerning Units,” incorporated herein.

There were seven trades during 2022, as reported to the Company, all of which were made between independent parties. Two trades occurred in January 2022 in which the parties agreed upon transaction prices of $0.75 per Unit. One trade occurred in August 2022 in which the parties agreed upon a transaction price of $2.00. Three trades occurred in September 2022 in which the parties agreed upon transaction prices ranging from $2.00 - $2.51 per Unit. One trade occurred in November 2022 in which the parties agreed upon a transaction price of $2.00 per Unit. In 2022, the Company offered to purchase 533,448 Units at a price of $2.51 per Unit. There were eighteen trades during 2023, as reported to the Company, all of which were made between independent parties. Six, three and two trades occurred in July 2023, August 2023, and September 2023, respectively, in which the parties agreed upon transaction prices of $2.00 per Unit. Three trades occurred in October 2023 in which the parties agreed upon transaction prices ranging from $2.00 - $2.10 per Unit. Four trades occurred in December 2023 in which the parties agreed upon transaction prices ranging from $2.05 - $5.00 per Unit. In 2023, the Company offered to repurchase 524,312 at a price of $6.36 per Unit. There were five trades during 2024, as reported to the Company, all of which were made between independent parties. One trade occurred in February 2024 in which the parties agreed upon a transaction price of $2.00 per Unit. One trade occurred in April 2024 in which the parties agreed upon a transaction price of $1.50 per Unit. One trade occurred in June 2024 in which the parties agreed upon a transaction price of $2.10 per Unit. Two trades occurred in September 2024 in which the parties agreed upon transaction prices of $1.80 and $2.10 per Unit, respectively. In 2024, the Company offered to purchase 474,669 Units at a price of $1.46 per Unit. There were two trades during 2025, as reported to the Company, both of which were made between independent parties. Both trades occurred in August 2025 in which the parties agreed upon transaction prices of $1.50 per Unit. In 2025, the Company offered to purchase 463,472 Units at a price of $1.32 per Unit

The Company commenced operations in February 1991 with the consummation of the Exchange Offer as defined in Section 10, “Certain Information About the Company; Historical and Pro Forma Financial Information,” incorporated herein. Management's stated intention at that time was to make quarterly cash distributions of $0.125 per Unit ($0.50 per Unit on an annualized basis) for the first eight quarters following consummation of the Exchange Offer. The Company paid a quarterly cash distribution of at least $0.075 per Unit every quarter from July 1991 through October 2015. The aggregate amount of each quarterly cash distribution paid from July 1991 through October 2015 ranged from approximately $424,000 to $8,567,000. Annual aggregate quarterly cash distributions were $0.50 per Unit during 1992 through 1998, $0.625 per Unit in 1999, $1.25 per Unit in 2000, $1.50 per Unit in 2001, $1.25 per Unit in 2002 and 2003, respectively, $2.25 per Unit in 2004, $2.50 per Unit in 2005, $3.75 per Unit in 2006, $4.00 per Unit in 2007, $3.00 per Unit in 2008 and 2009, respectively, $2.50 per Unit in 2010, $2.25 per Unit in 2011, $1.75 per Unit in 2012 and 2013, respectively, $1.25 per Unit in 2014, and $0.70 per Unit in 2015. Increases in cash flows resulting from additions to proved properties and increases in crude oil and natural gas prices was the primary reason for the increases in cash distributions from 1992 through 2015. The Company ceased making quarterly cash distributions subsequent to the cash distribution paid in October 2015. Since 2015, cash distributions, if made, have varied from year to year and have been primarily related to fluctuations in crude oil and natural gas prices and their related resulting cash flows. The Company did not pay any cash distributions from 2016 through 2018. Annual cash distributions were $0.30 per Unit in 2019 and $0.50 per Unit in 2020. The Company did not pay a cash distribution in 2021. Annual cash distributions were $1.00 per Unit in 2022, $0.50 per Unit in 2023 and $0.20 per Unit in 2024. The Company did not pay a cash distribution in 2025. As a result primarily of increases in cash flows due to increases in natural gas prices and natural gas volumes produced, the Company paid a cash distribution of $0.50 per Unit in April 2026. The Company is not required by the Partnership Agreement to make cash distributions. Unitholders who tender their Units pursuant to the Offer will not be entitled to any cash distributions after June 30, 2026, on any Units which are tendered and accepted by the Company.

The Company also paid special cash distributions during 2012 of $6.15 per Unit in association with the proceeds received from the Dispositions as further described in Section 10, “Certain Information About the Company; Historical and Pro Forma Financial Information,” incorporated herein (the “Special Distributions”). The Special Distributions are not believed by the Company to be recurring in nature, as no Special Distributions have been made since 2012 and none are expected to be made by the Company in 2026 or for the foreseeable future.

The Company is not obligated to maintain a particular quarterly or annual distribution rate. The Company intends to make cash distributions to Unitholders from internally generated funds to the extent determined by the Company to be consistent with its intention to participate in the oil and gas business on an ongoing basis and maintain and possibly increase its reserve base. While cash distributions will not be fixed at any particular amounts for any given quarter or year, the Partnership Agreement requires cash distributions to Unitholders be no less than 80% of Net Available Cash. For those purposes, "Net Available Cash" is generally defined as all cash generated by the Company from any source whatsoever less the cash expended by the Company (i) to pay the costs of its operations including general and administrative expenses, drilling and development costs, and debt repayment, (ii) to acquire undeveloped acreage or other oil and gas properties, and (iii) to fulfill the Company's obligations pursuant to this and future offers to purchase.

Section 8.  Effects of the Offer.  See Section 10, “Certain Information About the Company; Historical and Pro Forma Financial Information,” incorporated herein, for the pro forma financial information related to the Company's purchasing of 461,065 Units pursuant to the Offer.

Capitalization.  The purchase of Units by the Company pursuant to the Offer will immediately reduce the Company's total capitalization. The total number of issued and outstanding Units, assuming the Offer is fully subscribed, will decrease from 4,610,646 to 4,149,581.

Cash Flow.  The purchase of 461,065 Units by the Company will decrease the amount paid when and if the Company declares a cash distribution with respect to the issued and outstanding Units following the Expiration Date of the Offer. It is not currently possible to determine the amount of savings as a result of the Offer since the Company is not required by the Partnership Agreement to make cash distributions. While cash distributions will not be fixed at any particular amount for any given quarter or year, the Partnership Agreement requires cash distributions to Unitholders to be no less than 80% of Net Available Cash. Any such future cash distributions will be at the sole discretion of the Company.

Decrease in Cash and Equivalents.  The purchase of Units by the Company pursuant to the Offer will require the Company to reduce existing cash and equivalents to fund the Offer. This may result in a decrease in any discretionary cash distributions to Unitholders.

Accounting Treatment.  The purchase of 461,065 Units by the Company will result in a direct charge against Partners’ Equity and will increase the Book Value per Unit of the Company. The effect of the Offer on the Book Value per Unit of the Company as of December 31, 2025 is an increase of 8% from $4.87 to $5.25 per Unit assuming all 461,065 Units are tendered and purchased.

Options. The Company may grant options to eligible officers and employees to repurchase Units acquired by the Company as a result of the Offer. Any options exercised would increase the Company’s total capitalization, increase amounts paid for future distributions, and increase existing cash and equivalents.

Section 9.  Source and Amount of Funds. The total amount of funds required by the Company to consummate the transaction and purchase 461,065 Units pursuant to the Offer, and to pay related fees and expenses, is estimated to be approximately $623,000. The Company intends to purchase the tendered Units from existing cash and equivalents. The Company has no alternative financing plan, nor does it anticipate that one will be necessary. The Company held adequate cash and equivalents as of April 30, 2026.

Section 10.  Certain Information About the Company; Historical and Pro Forma Financial Information.

Certain Information About the Company

Introduction

The Company engages in the business of oil and gas acquisition, exploration, development and production. The Company was formed for the purpose of consolidating the business and crude oil and natural gas properties of Everflow Eastern, Inc., an Ohio corporation ("EEI"), and the oil and gas properties owned by certain limited partnerships and working interest programs managed or operated by EEI (the "Programs"). EML, an Ohio limited liability company, is the General Partner of the Company.

Exchange Offer.  The Company made an offer (the "Exchange Offer") to acquire the common shares of EEI (the "EEI Shares") and the interests of investors in the Programs(collectively the "Interests") in exchange for the Units. The Exchange Offer was made pursuant to a Registration Statement on Form S-1 declared effective by the Securities and Exchange Commission on December 19, 1990 (the "Registration Statement") and the Prospectus dated December 19, 1990, as filed with the Commission pursuant to Rule 424(b).

The Exchange Offer terminated on February 15, 1991, and holders of interests with an aggregate value (as determined by the Company for purposes of the Exchange Offer) of $66,996,249 accepted the Exchange Offer and tendered their Interests. Effective on February 15, 1991, the Company acquired such Interests, which include partnership interests and working interests in the Programs, and all of the outstanding EEI Shares. Of the Interests tendered in the Exchange Offer, $28,565,244 was represented by the EEI Shares and $38,431,005 by the remaining Interests.

The parties who accepted the Exchange Offer and tendered their Interests received an aggregate of 6,632,464 Units. Everflow Management Company, a predecessor of the General Partner of the Company, contributed Interests to the Company with an aggregate Exchange Value of $670,980 in exchange for a 1% interest in the Company.

The Company. The Company was organized in September 1990. The principal executive offices of the Company, EML and EEI are located at 585 West Main Street, Canfield, Ohio 44406. The telephone number is (330) 533-2692.

Description of the Business

General. The Company has participated on an on-going basis in the acquisition and development of undeveloped crude oil and natural gas properties and has pursued the acquisition of producing crude oil and natural gas properties.

Subsidiaries.  The Company has two subsidiaries. EEI was organized as an Ohio corporation in 1979 and, since the consummation of the Exchange Offer, has been a wholly-owned subsidiary of the Company. EEI is engaged in the business of oil and gas production and operations management.

A-1 Storage of Canfield, Ltd. (“A-1 Storage”), was organized as an Ohio limited liability company in 1995 and is 99% owned by the Company and 1% owned by EEI. A-1 Storage’s business includes the leasing of office space to the Company as well as rental of storage units to non-affiliated parties.

Current Operations.  The properties of the Company consist in large part of fractional undivided working interests in properties containing Proved Reserves of oil and gas located in the Appalachian Basin region of Ohio and Pennsylvania. Approximately 66% of the estimated total future cash inflows related to the Company’s crude oil and natural gas reserves as of December 31, 2025 are attributable to natural gas reserves. The majority of such properties are located in Ohio and consist primarily of proved producing properties with established production histories.

The Company's operations since 1991 primarily involve the production and sale of crude oil and natural gas and the drilling and development of 444 (net) wells. The Company serves as the operator of approximately 71% of the gross wells and 89% of the net wells which comprise the Company's properties as of December 31, 2025.

The Company expects to hold its producing properties until the crude oil and natural gas reserves underlying such properties are substantially depleted. However, the Company may, from time to time, sell any of its producing or other properties or leasehold interests if the Company believes that such sale would be in its best interest.

Sales of Deep Rights. The Company has sold its deep rights in certain Ohio and Pennsylvania properties for cash consideration as part of various agreements with multiple purchasers (the "Dispositions"). The Dispositions included no producing reserves, and the Company retained the rights to the shallow portion of all acreage sold in addition to some of the rights to a portion of the deep acreage sold, subject to the agreements. During 2012, the Company sold approximately 30,600 acres in conjunction with the Dispositions.

Business Plan. The Company continually evaluates whether it can develop crude oil and natural gas properties at historical levels given the current costs of drilling and development activities, the current prices of crude oil and natural gas, and the Company’s experience with regard to finding crude oil and natural gas in commercially productive quantities. The Company intends to continue to evaluate alternatives to maximize value for its Unitholders.

Acquisition of Prospects.  From time to time, the Company maintains a leasehold inventory from which the General Partner will select crude oil and natural gas prospects for development by the Company. Prior to 2000, EEI generated approximately 90% of the prospects which were drilled. Since 2000, the Company began generating fewer prospects and has participated in more joint ventures with other operators. As of December 31, 2025, the Company has no leasehold inventory.

In choosing crude oil and natural gas prospects for the Company, the General Partner does not attempt to manage the risks of drilling through a policy of selecting diverse prospects in various geographic areas or with the potential of oil and gas production from different geological formations. Rather, substantially all prospects are expected to be located in the Appalachian Basin of Ohio and Pennsylvania and are to be drilled primarily to the Clinton/Medina Sands geological formation or closely related crude oil and natural gas formations in such area. The Company also has the right to participate in the development of certain wells in the Utica geological formation with multiple joint venture partners.  In 2025, the Company elected to participate in the development of one well in the Utica geological formation. The well was completed in 2025 and is producing. The Company did not participate in the development of wells in the Utica geological formation in 2024.

Acquisition of Producing Properties.  As a potential means of increasing its reserve base, the Company expects to evaluate opportunities which it may be presented with to acquire oil and gas producing properties from third parties in addition to its ongoing leasehold acquisition and development activities. The Company did not acquire any producing crude oil and natural gas properties during 2025.

The Company will continue to evaluate properties for acquisition. Such properties may include, in addition to working interests, royalty interests, net profits interests and production payments, other forms of direct or indirect ownership interests in oil and gas production, and properties associated with the production of oil and gas. The Company also may acquire general or limited partner interests in general or limited partnerships and interests in joint ventures, corporations or other entities that have, or are formed to acquire, explore for or develop, oil and gas or conduct other activities associated with the ownership of oil and gas production.

Funding of Activities.  The Company has historically financed its current operations, including undeveloped leasehold acquisition activities, primarily through cash generated from operations and existing cash and equivalents. Although the Partnership Agreement does not contain any specific restrictions on borrowings, the Company has no specific plans to borrow for the acquisition of producing crude oil and natural gas properties.

The Company has a substantial amount of crude oil and natural gas reserves which have not been pledged as collateral for any loans. The Company generally would not expect to borrow funds, from whatever source, in excess of 40% of its total Proved Reserves (as determined using the Company's Standardized Measure of Discounted Future Net Cash Flows), although there can be no assurance that circumstances would not lead to the necessity of borrowings in excess of this amount. Based upon its current business plan, management has no present intention of having the Company borrow in excess of this amount. The Company has estimated the value of Proved Developed Reserves, determined as of December 31, 2025, which aggregate a net liability of $4,642,000 (Standardized Measure of Discounted Future Net Cash Flows) with no borrowings outstanding as of December 31, 2025.

Historical Financial Information

A copy of the Company's audited financial statements as of December 31, 2025 is included with the Annual Financial Statements of the Company and Management’s Discussion and Analysis of Financial Condition and Results of Operations, which was mailed to Unitholders along with this Offer. Unitholders are strongly urged to review such discussion and statements prior to making a decision whether or not to tender Units to the Company pursuant to the Offer. Set forth below is summary financial data for the years ended and as of December 31, 2025 and 2024:

	For the Year Ended and
	as of December 31,
	2025	2024

Revenues	$7,042,104	$4,955,358
Direct Cost of Revenues	4,102,039	4,129,589
Income (Loss) From Operations	707,892	(1,592,164)
Other Income	1,738,481	1,804,451
Net Income	2,459,575	226,087
Income (Loss) Per Unit From Operations	0.15	(0.33)
Net Income Per Unit	0.52	0.05
Total Assets	49,057,014	44,915,711
Cash Distributions Per Unit	-	0.20

Set forth below is the summarized audited consolidated balance sheet for the Company as of December 31, 2025.

Assets:
Current Assets	$42,422,989
Property and Equipment (net)	6,326,723
Other Assets	307,302
Total Assets	$49,057,014

Liabilities and Partners' Equity:
Current Liabilities	$4,015,669
Operational advances	3,538,740
Asset Retirement Obligations	18,740,023
Partners' Equity	22,762,582
Total Liabilities and Partners' Equity	$49,057,014
Book Value per Unit	$4.87

Pro Forma Financial Information

Set forth below is a summarized unaudited pro forma consolidated balance sheet for the Company as of December 31, 2025 disclosing the effect of the Offer, assuming all 461,065 Units are tendered and purchased.

Assets:
Current Assets	$41,800,551
Property and Equipment (net)	6,326,723
Other Assets	307,302
Total Assets	$48,434,576

Liabilities and Partners' Equity:
Current Liabilities	$4,015,669
Operational Advances	3,538,740
Asset Retirement Obligations	18,740,023
Partners' Equity	22,140,144
Total Liabilities and Partners' Equity	$48,434,576
Book Value per Unit	$5.25

The Company's consolidated statement of operations for the year ended December 31, 2025 will not be affected by the Offer. Income per Unit from operations would have increased by $0.02, or 11%, had the effect of the Offer, assuming all 461,065 Units were tendered and purchased, been reflected in such calculation for the entire year. Net income per Unit would have increased by $0.06, or 11%, had the effect of the Offer, assuming all 461,065 Units were tendered and purchased, been reflected in such calculation for the entire year.

Beneficial Ownership

The following table sets forth certain information with respect to the number of Units beneficially owned as of April 30, 2026 by each person known to the management of the Company to own beneficially more than 5% of the outstanding Units; and by each director and officer of EMC. The table also sets forth (i) the ownership interests of the General Partner and (ii) the ownership of EMC.

BENEFICIAL OWNERSHIP OF UNITS IN THE COMPANY,

EVERFLOW MANAGEMENT LIMITED, LLC AND EMC

			Percentage
			Interest in
		Percentage	Everflow	Percentage
	Units in	of Units in	Management	Interest in
Name of Holder	Company	Company (1)	Limited, LLC (2)	EMC

Directors and Executive Officers
William A. Siskovic (officer, Chairman of the Board & director of EMC)	140,354	3.04	25.00	25.00
Brian A. Staebler (officer and director of EMC)	92,508	2.01	25.00	25.00
Thomas L. Korner (director of EMC)	67,897	1.47	25.00	25.00
Michael W. Rathburn (officer and director of EMC)	53,886	1.17	25.00	25.00
	354,645	7.69	100.00	100.00

Other Beneficial Owners of >5% of the Company
Catherine S. Massie (3)	299,848	6.50	-	-
	654,493	14.19	100.00	100.00

(1)

Does not include the interest in the Company owned indirectly by such individuals as a result of their ownership in (i) the General Partner (based on its 1.43% interest in the Company) or (ii) EMC (based on EMC’s 1% managing member’s interest in the General Partner).

(2)	Includes the interest in the General Partner owned indirectly by such individuals as a result of their share ownership in EMC resulting from EMC’s 1% managing member’s interest in the General Partner.

(3)	All Units held by CSM Associates, a New York limited partnership owned by the family of Catherine S. Massie. Catherine S. Massie is not an officer or director of EMC.

         Section 11.  Material Federal Income Tax Consequences. The following is a very brief summary of the material federal income tax consequences of a Unitholder's acceptance of this Offer. The summary is not intended to be exhaustive or to serve as a substitute for careful personal tax planning and certain tax consequences may depend upon specific personal tax circumstances for each Unitholder. Therefore, each Unitholder should satisfy himself as to the income and other tax consequences and the proposed sale of his Units by obtaining tax advice from his personal tax counsel.

The acceptance of this Offer and subsequent sale of Units to the Company generally will be a taxable event for federal and most state tax purposes. The amount of gain realized on the sale of a Unit will be, in general, the excess of the sale price (in this case the Purchase Price), plus the Unitholder's allocable share of liabilities of the Company which have resulted in a basis increase, over the Unitholder's adjusted tax basis of the Units which are sold to the Company. The sale of Units held by a Unitholder for more than one year would result in long-term capital gain or loss, except to the extent of unrealized receivables (including deductions for intangible drilling and development costs, cost recovery deductions and to any depletion deductions which are subject to recapture) and substantially appreciated inventory, which would be treated as ordinary income. The deduction of net capital losses for 2025 was limited to $3,000 per year.

Management of the Company believes that any proceeds on the sale of Units for most Unitholders would likely result in these proceeds being taxed as ordinary income and not capital gains. Deductions for intangible drilling and development costs, cost recovery deductions and all depletion deductions (except for percentage depletion deductions in excess of the basis of a property) will be subject to recapture on the disposition of a Unit. Any such recaptured deductions will be treated as ordinary income, with the amount recaptured limited to the amount of taxable gain on the sale of the Unit.

Section 12.  Transactions and Arrangements Concerning Units. Based upon the Company's records and information provided to the Company by the officers and affiliates of EMC, neither the Company, EML, EMC, nor, to the best of the Company's knowledge, any officers or affiliates of EMC, nor any associates or subsidiaries of any of the foregoing, has effected any transactions in the Units during the 60 business days prior to the date hereof.

Pursuant to an Option Repurchase Plan, the Company is authorized to grant options to eligible officers and employees to repurchase Units acquired by the Company as a result of the Offer. The Option Repurchase Plan is administered by the Options Committee of the Board of Directors of the General Partner (the “Options Committee”) or one or more subcommittees as the Options Committee delegates. Persons eligible to receive grants under the Option Repurchase Plan are officers and employees of the Company, the General Partner and any of their affiliates who are in a position to contribute materially to the continued growth and development of the Company and to its future financial success, as determined by the Options Committee in its sole discretion. The sole source of Units for which an option to purchase may be granted will be the actual number of Units repurchased by the Partnership in its annual Offer. Subject to certain adjustments as provided in the Option Repurchase Plan, the number of options which may be granted annually will not exceed the lesser of 30,000 Units or 50% of the Units repurchased by the Company in the annual Offer. The number of options that may be issued to any one officer or employee in a calendar year under the Option Repurchase Plan will not exceed 10,000. The options must be exercised within three business days from the date of grant of the options, which will be granted simultaneous with the expiration of the annual Offer. A participant’s right and interest under a grant may not be assigned or transferred. The officers and employees who repurchase the Units pursuant to the options will acquire such Units by paying a purchase price equal to the price paid by the Company to the tendering Unitholders in the annual Offer.

Section 13.  Extensions of Tender Period; Terminations; Amendments. The Company reserves the right, at any time and from time to time, to extend the period of time during which the Offer is open by giving oral or written notice of such extension to the Unitholders. The Company has no current intention of extending the Offer beyond Tuesday, June 30, 2026. If there is any extension, all Units previously tendered and not purchased or withdrawn will remain subject to the Offer and may be purchased by the Company, except to the extent that such Units may be withdrawn as set forth in Section 4, “Withdrawal Rights,” incorporated herein. The Company also reserves the right, in its sole discretion, to purchase more than 461,065 Units pursuant to the Offer, but has no current intention to do so.

If the Company shall decide, in its sole discretion, to increase the amount of Units being sought by more than 2% of the aggregate amount of Units outstanding and at the time that the notice of such increase is first published, sent or given to holders of Units, the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that such notice is first so published, sent or given, then the Offer will be extended until the expiration of such period of 10 business days. For purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:00 a.m. through 11:59 p.m. Eastern Time. The Company also reserves the right (i) to terminate the Offer and not to purchase or pay for any Units not previously purchased or paid for upon the occurrence of any of the conditions specified in Section 6, “Certain Conditions of the Offer,” incorporated herein, by giving oral or written notice of such termination to the Unitholders and making a public announcement thereof, or (ii) at any time and from time to time, to amend the Offer in any respect. Any extension, delay in payment or amendment will be followed by public announcement thereof, such announcement in the case of an extension to be issued no later than 9:00 a.m. Eastern Time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which the Company may choose to make any public announcement, except as provided by applicable law (including Rule 13e-4(e)(2) under the Exchange Act), the Company will have no obligation to publish, advertise or otherwise communicate any such public announcement, other than by issuing a release to the Dow Jones News Service.

Section 14.  Fees and Expenses. The Company will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Units pursuant to the Offer. The Company will reimburse brokers, dealers, commercial banks and trust companies for customary handling and mailing expenses incurred in forwarding the Offer to their customers.

Section 15.  Miscellaneous. The Offer is open to all Unitholders.

EVERFLOW EASTERN PARTNERS, L.P.

April 30, 2026

Manually signed copies of the Letter of Transmittal sent via email, from valid email addresses only, will be accepted. The Letter of Transmittal and certificates for Units, if any, should be sent or delivered by each Unitholder or such Unitholder's broker, dealer, commercial bank, trust company or other nominee to the Company as follows:

To:         Everflow Eastern Partners, L.P.

By Mail: Everflow Eastern Partners, L.P. P.O. Box 629 Canfield, Ohio 44406	By Hand or Overnight Mail/Express: Everflow Eastern Partners, L.P. 585 West Main Street Canfield, Ohio 44406

By Electronic Mail:

partnerrelations@everfloweastern.com

Any questions, requests for assistance, or requests for additional copies of this Offer to Purchase and the Letter of Transmittal may be directed to the Company as follows:

Everflow Eastern Partners, L.P.

c/o Michael W. Rathburn, Vice President, Secretary-Treasurer and

Principal Financial and Accounting Officer

585 West Main Street

P.O. Box 629

Canfield, Ohio 44406

(330) 533-2692